UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 19, 2014

TESORO LOGISTICS LP

(Exact name of registrant as specified in its charter)

Delaware	1-35143	27-4151603
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

19100 Ridgewood Pkwy San Antonio, Texas	78259-1828
(Address of principal executive offices)	(Zip Code)

(210) 626-6000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Membership Interest Purchase Agreement

On October 19, 2014, Tesoro Logistics LP (the “Partnership”) entered into a Membership Interest Purchase Agreement (the “MIPA”) with QEP Field Services Company (“QEPFS”), a wholly-owned subsidiary of QEP Resources, Inc. (“QEP Resources”). Pursuant to the MIPA, the Partnership agreed to purchase from QEPFS all of the limited liability company interests of QEP Field Services, LLC (“QEPFS LLC”), a wholly-owned subsidiary of QEPFS, for an aggregate purchase price of approximately $2.5 billion (the “Base Purchase Price”), subject to certain adjustments described below. In consideration of the Base Purchase Price, QEPFS agreed to contribute to QEPFS LLC, pursuant to the conveyance documents attached to the MIPA as Exhibits E-1 and E-2 which will be executed at closing, the following assets currently held by QEPFS:

•	55.8% of the limited partner interests of QEP Midstream Partners, LP (“QEP Midstream”), whose primary assets consist of ownership interests in four gathering systems and two pipelines regulated by the Federal Energy Regulatory Commission, through which it provides natural gas and crude oil gathering and transportation services in or around the Green River Basin located in Wyoming and Colorado, the Uinta Basin located in eastern Utah, and the portion of the Williston Basin located in North Dakota (collectively, the “Midstream Service Areas”);

•	100% of the limited liability company interests of QEP Midstream Partners GP, LLC, which is the general partner of QEP Midstream and holds a 2% general partner interest and 100% of the Incentive Distribution Rights in QEP Midstream;

•	60% of the limited liability company interests of Green River Processing, LLC, which is 40% owned by QEP Midstream, and which owns natural gas processing facilities in Sweetwater and Uinta counties in Wyoming;

•	a 71% interest in a natural gas processing facility located in Sweetwater county in Wyoming (“Vermillion Processing Plant”);

•	a 38% limited liability company interest in Uintah Basin Field Services, L.L.C. (“UBFS”), which gathers natural gas in the Uinta Basin of Utah; and

•	all other assets, facilities, real estate, easements, permits, contracts and intellectual property used by QEPFS, QEP Midstream or their applicable subsidiaries to provide natural gas gathering, transportation or processing services and crude oil transportation services in the Midstream Service Areas.

The Base Purchase Price is subject to a customary working capital adjustment. The Vermillion Processing Plant is the subject of a right of first refusal with Wexpro Company (“Wexpro”), a subsidiary of the Questar Corporation, which owns the remaining 29% interest in the Vermillion Processing Plant. If Wexpro purchases QEPFS’ interest in the Vermillion Processing Plant pursuant to a valid exercise of the right of first refusal, the Vermillion Processing Plant will not be included in the transaction and the consideration allocated to that asset will be deducted from the Base Purchase Price.

The execution of the MIPA triggers rights in the governing documents of UBFS which allow the two remaining members of UBFS to sell all or a portion of their combined 62% holdings in UBFS to the Partnership. If the remaining members of UBFS exercise these rights, the MIPA requires the Partnership to purchase these membership interests on the same terms and conditions as purchased from QEPFS. The Partnership has received notice from one of the remaining members of UBFS that it intends to exercise this right and sell its 38% ownership interest in UBFS to the Partnership. If the Partnership closes on the acquisition of QEPFS LLC, the Partnership may be required to purchase such interest for approximately $16 million, in which case it would own 76% of UBFS.

The consummation of the transactions set forth in the MIPA is subject to the satisfaction or waiver of customary closing conditions, as well as a timely response from Wexpro with respect to the right of first refusal on the Vermillion Processing Plant, the pay off and termination of QEP Midstream’s existing credit facility and the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

The MIPA includes customary indemnity provisions for breaches by either party of their respective representations, warranties and covenants in the MIPA. Additionally, the Partnership agrees to indemnify QEPFS for all past, present and future liabilities of the business purchased from QEPFS, other than certain liabilities retained by QEPFS. QEPFS is required to indemnify the partnership for any damages arising out of these retained liabilities, which include pre-closing tax liabilities and employee claims related to employment with QEPFS or its affiliates prior to closing. QEPFS is also required to indemnify the Partnership for any damages arising out of the off-site disposal of hazardous substances prior to closing.

Other than for certain core representations and warranties, QEPFS will have no liability for any breaches of its representations and warranties under the MIPA unless and until any indemnity claim made by the Partnership against QEPFS is for damages greater than $250,000 and the aggregate amount of all such claims made by the Partnership is greater than 1% of the Base Purchase Price, calculated without giving effect to the adjustments to the Base Purchase Price discussed above. Upon satisfaction of these thresholds, QEPFS would then be liable to the Partnership only for amounts in excess of the thresholds. QEPFS’ aggregate liability for any breach of its representations and warranties, other than for certain core representations and warranties, is capped at 7.5% of the Base Purchase Price. QEPFS’ indemnification obligation for off-site disposal of hazardous substances prior to closing is subject to, and the damages incurred by the Partnership related thereto count towards, the same deductibles and cap. There are no thresholds or caps applicable to indemnity claims made by either party under the MIPA other than as related to the QEPFS’ representations and warranties and the off-site disposal claims.

The MIPA contains termination rights that are triggered by certain defaults by the parties prior to closing or the failure of the acquisition to close by December 30, 2014 (subject to a 60-day extension if the only closing condition that has not been satisfied by that date is the expiration of the waiting period under the HSR Act). Among those rights, if the MIPA is terminated by QEPFS due to a default by the Partnership, under certain circumstances, the Partnership may be required to pay QEPFS a termination fee equal to $150 million.

In connection with the MIPA, QEPFS and the Partnership agreed to enter into a transition services agreement at closing to govern the transition of the business from QEPFS to the Partnership. The transition services agreement, in substantially the form to be delivered at closing, is attached as Exhibit C to the MIPA.

At closing, QEPFS agreed to deliver a guaranty (the “Guaranty”) from QEP Resources in favor of the Partnership, pursuant to which QEP Resources will guarantee all payment and performance obligations of QEPFS under the MIPA and under any other documents executed between QEPFS and the Partnership in connection with the MIPA. QEP Resources’ obligations under the Guaranty will be subject to the same limitations and thresholds, or the absence of such limitations, applicable to QEPFS under the MIPA. The Guaranty will remain in place for as long as QEPFS has payment or performance obligations under the MIPA. The form of the Guaranty to be delivered at closing is attached as Exhibit F to the MIPA.

The foregoing description of the MIPA does not purport to be complete and is qualified in its entirety by reference to the full text of the MIPA, which is incorporated by reference as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Commitment Letter

Concurrently with the execution of the MIPA, the Partnership entered into a debt commitment letter (the “Commitment Letter”) with Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, The Royal Bank of Scotland plc and RBS Securities Inc. (collectively, the “Lenders”), pursuant to which the Lenders committed to provide (i) $2.5 billion of senior unsecured loans under a bridge facility, which amount is reduced by the gross proceeds received from an issuance of debt securities by the Partnership and the gross proceeds from an issuance of common units representing limited partnership interests of the Partnership in lieu of a portion of the debt securities and (ii) increase loan availability up to $900 million and extend the maturity of our revolving credit facility to five years after the closing date. The Commitment Letter expires on the earlier of December 31, 2014 (as may be extended until February 28, 2015 if the MIPA is extended pursuant to certain provisions therein) and the termination of the MIPA. The obligations of the Lenders to provide financing under the Commitment Letter are subject to certain customary conditions.

Item 7.01 Regulation FD Disclosure

On October 19, 2014, the Partnership issued a press release announcing the entry into the MIPA. The press release related to this announcement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On October 20, 2014, a slide presentation regarding the transactions to be consummated under the MIPA will be provided to any investors who participate in a conference call, which will be open to the public, to discuss the acquisition (the “Slide Presentation”). The Slide Presentation, available on the Partnership’s website at www.tesorologistics.com, is filed as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

On October 20, 2014, the Partnership issued a press release announcing the commencement of a registered underwritten public offering of approximately 19.4 million common units representing limited partner interests in the Partnership. The press release related to this announcement is attached hereto as Exhibit 99.3 and incorporated herein by reference. The information included in this Current Report is neither an offer to sell nor a solicitation of an offer to buy the Partnership’s common units.

On October 20, 2014, the Partnership issued a press release announcing the commencement of a private offering of $1.3 billion aggregate principal amount of senior unsecured notes (the “Notes”) of the Partnership. The information included in this Current Report is neither an offer to sell nor a solicitation of an offer to buy the Notes.

The information above is being furnished, not filed, pursuant to Item 7.01 of Form 8-K. Accordingly, the information in Item 7.01 of this Current Report, including Exhibits 99.1, 99.2, and 99.3, will not be subject to liability under Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will not be incorporated by reference into any registration statement or other document filed by the Partnership under the Securities Act of 1933, as amended, or the Exchange Act, unless specifically identified therein as being incorporated by reference.

Item 8.01 Other Events

As reported in Item 1.01 of this Current Report on Form 8-K, the Partnership entered into the MIPA to purchase 100% of the limited liability company interests of QEPFS LLC, which will hold certain entities and assets engaged in the gathering, transportation and processing of natural gas and transportation of crude oil as currently conducted by QEPFS and its direct and indirect subsidiaries.

The audited annual consolidated financial statements of QEPFS as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 are filed as Exhibit 99.4 hereto.

The quarterly unaudited consolidated financial statements of QEPFS for the three and six months ended June 30, 2014 and June 30, 2013 and as of June 30, 2014 and December 31, 2013 are filed as Exhibit 99.5 hereto.

The unaudited pro forma condensed combined consolidated financial information of the Partnership as of and for the six months ended June 30, 2014, and for the year ended December 31, 2013 is filed as Exhibit 99.6 hereto.

A copy of the Partnership’s press release relating to the private offering of the Notes, issued pursuant to Rule 135c of the Securities Act, is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Following the closing of the acquisition of QEPFS LLC, the Partnership currently intends to make a proposal to the QEP Midstream conflicts committee to combine the Partnership and QEP Midstream in a unit-for-unit combination. The terms of any such combination have not been negotiated, and if pursued, the Partnership expects that it would be subject to the review and approval of the board of the Partnership’s general partner, the QEP Midstream conflicts committee and the QEP Midstream common unitholders. The Partnership cannot predict whether the terms of a potential combination will be agreed upon by its general partner, the QEP Midstream conflicts committee or the QEP Midstream common unitholders, the timing or final structure of any potential transaction or whether a combination will occur at all.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote or approval. This communication contains information relating to a proposal that the Partnership currently intends to make for a business combination transaction with QEP Midstream. If such proposal is pursued and subject to future developments, the Partnership (and, if a negotiated transaction is agreed upon, QEP Midstream) may file a proxy statement/prospectus and other documents with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF QEP MIDSTREAM ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY (IF AND WHEN THEY BECOME AVAILABLE) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to unitholders of QEP Midstream. Investors and security holders will be able to obtain free copies of these documents (if and when they become available) and other documents filed with the SEC by the Partnership and/or QEP Midstream through the web site maintained by the SEC at http://www.sec.gov. Free copies of the proxy statement/prospectus (if and when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations, Tesoro Logistics LP, 19100 Ridgewood Parkway, San Antonio, Texas 78259 or at Tesoro Logistics LP’s Investor Relations website at http://www.tesorologistics.com.

The Partnership, QEP Midstream and the directors and executive officers of their respective general partners and certain other persons may be deemed to be participants in the solicitation of proxies with respect to any proposed business combination between the Partnership and QEP Midstream. Information regarding the directors and executive officers of the Partnership’s General Partner is available in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on February 24, 2014. Information regarding the directors and executive officers of QEP Midstream’s General Partner is available in QEP Midstream’s Annual Report on Form 10-K for the year ended December 31, 2013, filed with the SEC on March 20, 2014. Other information regarding the participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC (if and when they become available).

Item 9.01 Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired

Audited annual consolidated financial statements of QEPFS as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, a copy of which is filed as Exhibit 99.4 to this Current Report on Form 8-K.

Quarterly unaudited consolidated financial statements of QEPFS for the three and six months ended June 30, 2014 and June 30, 2013 and as of June 30, 2014 and December 31, 2013, a copy of which is filed as Exhibit 99.5 to this Current Report on Form 8-K.

(b)	Pro-Forma Financial Information

Unaudited pro forma condensed combined consolidated financial information of the Partnership as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013, a copy of which is filed as Exhibit 99.6 to this Current Report on Form 8-K.

(d)	Exhibits.

Exhibit Number	Description

2.1*	Membership Interest Purchase Agreement, dated as of October 19, 2014, between Tesoro Logistics LP and QEP Field Services Company. Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules, exhibits and similar attachments to the Membership Interest Purchase Agreement have not been filed with this exhibit. The schedules contain various items relating to the interests to be acquired and the representations and warranties made by the parties to the agreement. The exhibits contain the forms of various agreements, certificates and other documents to be executed and delivered by the parties upon the closing of the transaction. The Partnership agrees to furnish supplementally any omitted schedule, exhibit or similar attachment to the SEC upon request.

23.1*	Consent of PricewaterhouseCoopers LLP.

99.1**	Press release of the Partnership issued on October 19, 2014, announcing entry into the Membership Interest Purchase Agreement.

99.2**	Slide Presentation dated as of October 20, 2014.

99.3**	Press release of the Partnership issued on October 20, 2014, announcing the equity offering.

99.4*	Audited annual consolidated financial statements of QEPFS as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

99.5*	Quarterly unaudited consolidated financial statements of QEPFS for the three and six months ended June 30, 2014 and June 30, 2013 and as of June 30, 2014 and December 31, 2013.

99.6*	Unaudited pro forma condensed combined consolidated financial information of the Partnership as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013.

99.7*	Press release of the Partnership issued on October 20, 2014, announcing the Notes offering.

*	Filed herewith
**	Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 20, 2014

TESORO LOGISTICS LP

By:	Tesoro Logistics GP, LLC
its General Partner

By:	/s/ STEVEN STERIN
Steven Sterin
Vice President and Chief Financial Officer

Index to Exhibits

Exhibit Number	Description

2.1*	Membership Interest Purchase Agreement, dated as of October 19, 2014, between Tesoro Logistics LP and QEP Field Services Company. Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules, exhibits and similar attachments to the Membership Interest Purchase Agreement have not been filed with this exhibit. The schedules contain various items relating to the interests to be acquired and the representations and warranties made by the parties to the agreement. The exhibits contain the forms of various agreements, certificates and other documents to be executed and delivered by the parties upon the closing of the transaction. The Partnership agrees to furnish supplementally any omitted schedule, exhibit or similar attachment to the SEC upon request.

23.1*	Consent of PricewaterhouseCoopers LLP.

99.1**	Press release of the Partnership issued on October 19, 2014, announcing entry into the Membership Interest Purchase Agreement.

99.2**	Slide Presentation dated as of October 20, 2014.

99.3**	Press release of the Partnership issued on October 20, 2014, announcing the equity offering.

99.4*	Audited annual consolidated financial statements of QEPFS as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

99.5*	Quarterly unaudited consolidated financial statements of QEPFS for the three and six months ended June 30, 2014 and June 30, 2013 and as of June 30, 2014 and December 31, 2013.

99.6*	Unaudited pro forma condensed combined consolidated financial information of the Partnership as of and for the six months ended June 30, 2014 and for the year ended December 31, 2013.

99.7*	Press release of the Partnership issued on October 20, 2014, announcing the Notes offering.

*	Filed herewith
**	Furnished herewith